UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2026

Commission File No. 001-42797

BULLISH

Office 101, 103, 105 Suite 70202, Unit 7A-2B, 2nd Floor

Building A, Block 7, 60 Nexus Way, Camana Bay,

George Town, Grand Cayman, Cayman Islands, KY1-9005

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 5, 2026, Bullish (NYSE: BLSH) issued a press release titled “Bullish to acquire Equiniti from Siris in $4.2 billion transaction, creating the global transfer agent for tokenized securities.” A copy of the press release and the related investor presentation are furnished as Exhibits 99.1 and 99.2, respectively, to this report on Form 6-K.

Entry into a Material Definitive Agreement.

Merger Agreement.

On May 4, 2026, Bullish entered into a definitive agreement and plan of merger (the “Merger Agreement”) by and among Bullish, Halifax Merger Sub II (“Cayman Merger Sub”), Halifax Merger Sub I Inc. (“US Merger Sub”), Orbit Private Investments, L.P. (“Seller”), Orbit Private Holdings I Ltd. (“Orbit I”), Orbit Private Holdings II Ltd. (“Orbit II”), Armor Holdco Inc. (“US Target Company”) and Halifax Target Ltd. (“Cayman Target Company”), to acquire Equiniti (“Equiniti”), a leading global transfer agent and provider of shareholder services, from affiliates of Siris Capital, in a transaction valued at approximately $4.2 billion.

Pursuant to the Merger Agreement, the parties will effect a business combination pursuant to which, first, Cayman Merger Sub (a wholly owned subsidiary of Bullish) will merge with and into Cayman Target Company, with Cayman Target Company continuing as the surviving corporation of such merger (the “Cayman Merger”), and second, immediately after the consummation of the Cayman Merger, US Merger Sub (a wholly owned subsidiary of Bullish) will merge with and into US Target Company, with US Target Company continuing as the surviving company of such merger (the “US Merger” and, together with the Cayman Merger, the “Mergers”).  Following the consummation of the Mergers, US Target Company and Cayman Target Company will become wholly owned subsidiaries of Bullish.

Subject to customary adjustments, at the consummation of the Mergers, the consideration under the Merger Agreement will be paid to Seller’s subsidiaries, Orbit I and Orbit II, in newly-issued ordinary shares of Bullish equal in value to $4.2 billion, as adjusted, based on the 30-day pre-signing VWAP of $38.4797.  The ordinary shares issued under the Merger Agreement will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder.

The Merger Agreement and the Mergers have been approved by the board of directors of Bullish.  It is currently expected that the Mergers will be consummated in the first quarter of 2027 (the consummation of the Mergers being the “Closing” and the date on which the Closing occurs being the “Closing Date”). The Closing is subject to customary closing conditions as set forth in the Merger Agreement, including required regulatory approvals and other customary closing conditions.

The Merger Agreement also provides an affiliate of Seller the option to purchase certain non-core assets held by Equiniti for $100 million, payable in cash.  The option must be exercised within the first three months following May 4, 2026 and any resulting transaction would be subject to customary terms and conditions, including regulatory approvals and other customary closing conditions, and would be expected to be consummated substantially concurrently with the consummation of the Mergers.

The Merger Agreement provides for certain termination rights for both Seller and Bullish, including the right to terminate the Merger Agreement if the Mergers are not consummated by February 4, 2027 (subject to extension to May 4, 2027 upon certain conditions and further extension to August 4, 2027 upon certain conditions), including failure to obtain certain regulatory matters.

The representations, warranties and covenants contained in the Merger Agreement have been made solely for the benefit of the parties thereto. In addition, such representations, warranties and covenants (a) have been made only for purposes of the Merger Agreement, (b) have been qualified by (i) matters specifically disclosed in Bullish’s filings with the U.S. Securities and Exchange Commission (“SEC”) since August 13, 2025 and (ii) confidential disclosures made in the disclosure letters delivered in connection with the Merger Agreement, (c) are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, (d) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and (e) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties, rather than establishing matters as fact. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding Bullish or the other parties to the Merger Agreement or their respective businesses. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Bullish or the other parties to the Merger Agreement or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Bullish’s public disclosures.

Shareholder Agreement.

The Merger Agreement contemplates that, as a condition to the Closing, Bullish and Seller, Orbit I and Orbit II (collectively, the “Initial Shareholders”) will enter into a shareholder agreement (the “Shareholder Agreement”) providing for standstill and voting restrictions and registration rights, as well as certain other rights and restrictions as set forth therein. The ordinary shares issued to Orbit I and Orbit II will be subject to an 18-month lock-up, subject to a release of 25% after the first six months commencing on the Closing Day, a release of 25% after the first 12 months commencing on the Closing Day and a release of 50% after the first 18 months commencing on the Closing Day, and also provides for the orderly execution of potential future sales of ordinary shares. In addition, the Shareholder Agreement will provide that so long as the Initial Shareholders or their Permitted Transferees (as defined therein) beneficially own both at least 80% of the ordinary shares received at Closing and in excess of 20% of the ordinary shares then issued and outstanding (subject to equitable adjustment for dilutive issuances in the period prior to the Closing), the Initial Shareholders will have the right to select two directors to the Board of Directors of Bullish, and as long as the Initial Shareholders or their Permitted Transferees (as defined therein) beneficially own both at least 40% of the ordinary shares received at Closing, the Initial Shareholders will have the right to select one director to the Board of Directors of Bullish. The initial such directors at the Closing are expected to be Frank Baker and Grant Weisberg, each of whom is affiliated with Siris Capital.

Share Transfer Agreement.

In addition, Bullish and certain directors and significant shareholders have entered into a share transfer agreement with the Seller, Orbit I and Orbit II (the “Share Transfer Agreement”), which provides for lock-up restrictions applicable to the significant shareholders from May 4, 2026 until the Closing Date and, with respect to certain significant shareholders thereunder, the orderly execution of potential future sales of ordinary shares.

The forgoing descriptions of the Merger Agreement, the Shareholder Agreement and the Share Transfer Agreement do not purport to be completed and are qualified in their entirety by reference to the Merger Agreement, a copy of which is furnished as Exhibit 99.3, the Form of Shareholder Agreement, a copy of which is furnished as Exhibit 99.4, and the Share Transfer Agreement, a copy of which is furnished as Exhibit 99.5, and incorporated by reference herein.

On May 5, 2026, Bullish (NYSE: BLSH) issued a press release titled "[Bullish to acquire Equiniti from Siris Capital in $4.2 billion transaction, creating the global transfer agent for tokenized securities." A copy of the press release and the investor presentation are furnished as Exhibits 99.1 and 99.2, respectively, to this report on Form 6-K.

The foregoing descriptions of the Merger Agreement, the Shareholder Agreement and the Share Transfer Agreement do not purport to be completed and are qualified in their entirety by reference to the Merger Agreement, a copy of which is furnished as Exhibit 99.3, the Form of Shareholder Agreement, a copy of which is furnished as Exhibit 99.4, and the Share Transfer Agreement, a copy of which is furnished as Exhibit 99.5, and incorporated by reference herein.

Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Sentences containing words such as “believe,” “intend,” “plan,” “may,” “will,” “expect,” “should,” “could,” “anticipate,” “estimate,” “predict,” “project,” or their negatives, or other similar expressions of a future or forward-looking nature generally should be considered forward-looking statements and include, without limitation, statements and information relating to the Mergers, future financial or operating performance, business strategy and potential market opportunity of Bullish, Equiniti or the combined companies, and expectations related to the growth and adoption of tokenized securities and blockchain technology. Such forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Bullish, are inherently uncertain and are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause results to differ from those expressed in our forward-looking statements include, but are not limited, to the satisfaction of the conditions to closing the acquisition and combination in the anticipated timeframe or at all, the failure to obtain necessary regulatory approvals, the ability to realize the anticipated benefits of the combination, the ability to successfully integrate the businesses, litigation or regulatory actions related to the acquisition and combination, disruption from the acquisition and combination and its impact on  our ability to grow our business and operations, including in new geographic locations, the costs or expenditures associated therewith, competition in our industry, and the evolving rules and regulations applicable to digital assets, tokenization and our industry. You should not place undue reliance on any such forward-looking statements, which speak only as of the date they are made, and Bullish undertakes no duty to update these forward-looking statements.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Bullish to acquire Equiniti from Siris in $4.2 billion transaction, creating the global transfer agent for tokenized securities
99.2	Investor Presentation
99.3	Merger Agreement
99.4	Form of Shareholder Agreement
99.5	Share Transfer Agreement

* Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish supplementally to the SEC a copy of any omitted schedule or exhibit upon request by the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BULLISH

Date: May 5, 2026	By:	/s/ Jose A. Torres
Jose A. Torres
Chief Accounting Officer